SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F      Form 40-F X
                                      ---            ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Message to shareholders of World Heart Corporation (the "Company") in connection with the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, in each case for the fiscal quarter ending March 31, 2004.

2. Financial statements (unaudited) of the Company for the fiscal quarter ending March 31, 2004.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal quarter ending March 31, 2004.

4. Form 52-109FT2 (Certification of Interim Filings during Transition Period) of President and Chief Executive Officer of the Company, and Vice President, Finance and Chief Financial Officer of the Company, respectively, as filed with Canadian securities regulators.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

                                                                         ITEM 1

MESSAGE TO SHAREHOLDERS

Our first quarter of 2004 was the first full quarter that we have been able to focus on marketing and sales for Novacor(R) LVAS. The result was record sales at significantly improved gross margins and has resulted in a dramatically reduced quarterly net loss.

World Heart Corporation ("WorldHeart") sold 51 Novacor LVAS implant kits in the quarter as compared to 31 kits in the first quarter last year. A production shortage during the quarter resulted in backlog of orders at the end of the quarter, gross margins below what we would have otherwise recorded, and late-quarter shipments that resulted in higher-than-planned quarter-end accounts receivable balance. We are in the process of addressing the source of the production shortage and do not anticipate that it will have an ongoing negative impact on operations.

We commenced distribution of the Novacor LVAS directly in Europe at the beginning of the quarter, which resulted in record sales in Europe during the quarter.

During the quarter our RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) Trial in the United States was given conditional approval by the U.S. Food and Drug Administration (FDA). The approval allows us to enroll up to 40 centers and 50 patients into the Trial, which we expect will yield clinical data that will support a Pre-market Approval Supplement submission for the use of Novacor LVAS for long-term or "destination therapy" use in the United States.

We are confident that the first centers and patients will be enrolled in RELIANT in the second quarter of 2004 and anticipate that long-term implants of Novacor LVAS in the Trial will be approximately 200 over the next 24 months. Trial implants are reimbursable by the Centers for Medicare and Medicaid Services on the same basis as applies to the implants under our competitor's commercial "destination therapy" indication for use, which currently is the only approved device in the United States for this indication. We expect that RELIANT will drive strong sales in the United States market throughout the remainder of 2004.

Also during the quarter the FDA approved a package of enhancements for the Novacor LVAS that provide the patient with an acoustically quieter pump and lighter weight wearable external components.

Overall, our liquidity position remains strong. We anticipate that collection of the significant receivables, generated late in the first quarter as a result of our late shipments, combined with a continued improvement in operations, will result in significantly reduced use of cash in the second quarter. We remain confident that we will be able to deliver our objectives in 2004 of achieving revenues that are three-times higher than our previous year and reaching operating profitability before the end of the year.


/s/ Roderick M. Bryden
Roderick M. Bryden
President and Chief Executive Officer

                                                                         ITEM 2












                             WORLD HEART CORPORATION


                         Unaudited Financial Statements
                 For the three month period ended March 31, 2004

WORLD HEART CORPORATION
Consolidated Balance Sheets
(United States Dollars)

====================================================================================================
                                                                         March 31,     December 31,
                                                                              2004             2003
----------------------------------------------------------------------------------------------------
                                                                       (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                           $  11,871,459     $  6,337,677
 Short-term investments                                                          -       11,720,510
 Accounts receivable and other                                           5,564,640        3,894,897
 Prepaid expenses                                                          643,310          614,222
 Inventory                                                               5,558,791        5,528,696
                                                                 -----------------------------------
                                                                        23,638,200       28,096,002
Cash pledged as collateral for lease                                       750,000          527,997
Capital assets                                                           2,601,319        2,741,645
Goodwill                                                                15,043,501       15,043,501
Intangible assets                                                          664,222          778,468
Other assets                                                                73,266           81,468
                                                                 -----------------------------------

                                                                     $  42,770,508     $ 47,269,081
                                                                 ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                             $  5,191,794     $  8,214,090
 Accrued compensation                                                    1,374,611        1,748,364
 Deferred revenue                                                          389,791          176,573
                                                                 -----------------------------------
                                                                         6,956,196       10,139,027
Long-term obligation                                                       109,736                -
                                                                 -----------------------------------
                                                                         7,065,932       10,139,027
                                                                 -----------------------------------

Shareholders' equity
 Common shares                                                         186,367,892      184,868,488
     Issued and outstanding - 15,273,689 common shares
(December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                    10,808,505        4,893,750
 Accumulated deficit                                                  (161,471,821)    (152,632,184)
                                                                 -----------------------------------
                                                                        35,704,576       37,130,054
                                                                 -----------------------------------

                                                                     $  42,770,508     $ 47,269,081
====================================================================================================

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

===============================================================================================

                                                                        Three months ended

                                                                     March 31,     March 31,
                                                                     2004          2003
-----------------------------------------------------------------------------------------------
                                                                     (unaudited)   (unaudited)
Revenue                                                            $   3,448,734    $  2,098,158
Cost of goods sold                                                    (1,872,305)     (1,722,394)
                                                                 --------------------------------

Gross margin                                                           1,576,429         375,764
                                                                 --------------------------------

Expenses
   Selling, general and administrative                               (3,029,955)      (1,502,610)
   Research and development                                          (1,345,568)      (4,513,512)
   Non-cash share based compensation costs                             (617,503)               -
   Amortization of intangibles                                         (114,245)      (1,236,533)
                                                                 --------------------------------
                                                                     (5,107,271)      (7,252,655)
                                                                 --------------------------------

Loss before the undernoted                                           (3,530,842)      (6,876,891)

Other income (expenses)
   Foreign exchange loss                                                (98,636)        (275,489)
   Investment income                                                     90,797            4,925
   Interest expense and financing costs                                  (3,704)      (2,307,172)
                                                                 --------------------------------

Net loss for the period                                              (3,542,385)      (9,454,627)

Accumulated deficit, beginning of the period                       (152,632,184)    (118,841,544)

Share-based compensation adjustment                                  (5,297,252)               -
                                                                 --------------------------------

Accumulated deficit, end of the period                           $ (161,471,821)  $ (128,296,171)
                                                                 --------------------------------

Weighted average number of common shares
outstanding                                                          15,117,096        2,952,146
                                                                 ================================

Basic and diluted loss per common share                             $     (0.23)     $     (3.20)
=================================================================================================

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------
                                                                               Three months ended
                                                                           March 31,      March 31,
                                                                             2004           2003
------------------------------------------------------------------------------------------------------
                                                                          (unaudited)    (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                              $  (3,542,385)  $  (9,454,627)
   Items not involving cash -
      Amortization                                                            288,823       1,441,052
      Issuance of options and warrants for services and financing
        costs                                                                   8,201         624,958
      Share based compensation                                                617,503               -
      Interest on preferred shares and debt                                         -       1,373,883
      Unrealized foreign exchange loss                                        123,345         420,338
   Change in operating components of working capital                       (4,736,812)     (1,272,818)
                                                                        ------------------------------

                                                                           (7,241,325)     (6,867,214)
                                                                        ------------------------------
Investing activities
   Redemption of short-term investments                                    11,504,032               -
   Purchase of capital assets                                                 (34,251)        (38,995)
   Cash pledged as collateral for lease                                      (222,003)              -
                                                                        ------------------------------
                                                                           11,247,778         (38,995)
                                                                        ------------------------------

Financing activities
   Capital lease repayments                                                         -         (25,948)
   Repayment of short-term loan                                                     -      (1,308,558)
   Senior and subordinated loan proceeds                                            -       6,542,790
   Common shares issued through exercise of warrants                        1,499,404               -
   Issuance of common shares through private placement                              -       1,916,328
   Payment of expenses related to the issuance of common shares                     -        (245,488)
                                                                        ------------------------------
                                                                            1,499,404       6,879,124
                                                                        ------------------------------

Effect of exchange rate changes on cash and cash equivalents                   27,925           5,321
                                                                        ------------------------------

Change in cash and cash equivalents for the period                          5,533,782         (21,764)

Cash and cash equivalents beginning of the period                           6,337,677         157,316
                                                                        ------------------------------

Cash and cash equivalents end of the period                              $ 11,871,459      $  135,552
======================================================================================================

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------


1.   Significant Accounting Policies

(a)  Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada ("GAAP"). These interim financial statements follow the same accounting policies and methods of their application as the Corporation's audited financial statements for the year ended December 31, 2003, except for the Corporation's policies for stock based compensation described in Note 4. These interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2003.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

(b)  Change in functional and reporting currency

Effective January 1, 2004, the functional currency of the Corporation was changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in US dollars. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

2.   Edwards Lifesciences Agreements

In conjunction with Edwards Lifesciences LLC's ("Edwards") investment in the Corporation and the Corporation's acquisition of the Novacor division from Edwards, the Corporation entered into a distribution agreement (the "Distribution Agreement") whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only. Also on December 31, 2003, the Corporation entered into a transition agreement to acquire certain inventory and capital assets from Edwards. Edwards agreed to provide administrative services relating to distribution activities on an interim basis.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

At March 31, 2004 the Corporation had amounts owing to Edwards totaling $1,013,834 (December 31, 2003 - $2,859,591) and amounts receivable from Edwards totaling $809,122 (December 31, 2003 - $1,349,727).

3.   Stock-based Compensation

The CICA Accounting Standards Board amended CICA Handbook Section 3870- "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has determined the value of previously issued options using the fair value method and has adjusted the opening Contributed Surplus and Accumulated Deficit at January 1, 2004 for the amounts determined under that method that were previously not expensed. The effect of the retroactive adjustment at January 1, 2004 increased contributed surplus and accumulated deficit by $5,297,252.

Also under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose proforma net income and proforma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share-based compensation costs based on stock options granted to directors and employees and the proforma net loss and earnings per share are as follows:

--------------------------------------------------------------------------
                                                      Three months ended
                                                           March 31, 2003
--------------------------------------------------------------------------
Net loss for the period                                 $     (9,454,627)
Share-based compensation costs                                  (349,794)
                                              ----------------------------

Adjusted net loss                                       $     (9,804,421)
                                              ============================

Reported loss per share                                 $          (3.20)
Share-based costs per share                                        (0.12)
                                              ----------------------------
Pro forma basic loss per share                          $          (3.32)
==========================================================================

The weighted average fair value of the options issued during the three months ended March 31, 2004 was $5.09 (2003 - $6.42). The fair values of options granted are determined using the Black-Scholes model. For the three months ended March 31, 2004 and 2003 the following weighted average assumptions were utilized:


                                                           2004           2003
                                               ----------------- --------------

    Expected option life, in years                           6              6

    Volatility                                              73%            75%

    Risk free interest rate                               4.00%          3.65%

    Dividend yield                                          Nil            Nil

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

4.   Restructuring

During the year ended December 31, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and reduce the rate of expenditure associated with the development of the next-generation VAD. Out of the total restructuring costs incurred for the year ended December 31, 2003 of $3,494,676; employee severance and termination costs of $329,276 remained to be paid as at March 31, 2004 compared to accounts payable, accrued liabilities and accrued compensation of $1,320,242 at December 31, 2003. The Corporation has not made any adjustments or incurred any additional restructuring costs for the three months ended March 31, 2004. The Corporation does not anticipate incurring any additional costs relating to the restructuring activities.

5.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and as a result, the Corporation operates in one reportable segment.

                                                                         ITEM 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion is an update of management's discussion and analysis for the year ended December 31, 2003, and includes a discussion of the results of operations and cash flows for the three months ended March 31, 2004. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, all amounts are in United States dollars unless otherwise stated.

The discussion and comments contained hereunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's potential need for additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of implantable ventricular assist devices
(VADs), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

WorldHeart manufactures and distributes the Novacor LVAS. Through December 2003, the Corporation sold it's Novacor products directly to medical clinics and hospitals in the United States and indirectly, through Edwards Lifesciences ("Edwards") in the rest of the world. The Corporation assumed direct sales responsibilities worldwide on December 31, 2003 with the exception of Japan.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in US dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the US dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in US dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the US dollar as its reporting currency.

                            Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                    Three months     As a %      Three months       As a %
                                                ended March  31,   of gross   ended March 31,     of gross
                                                            2004    revenue              2003      revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                              $ 3,448,734                  $ 2,098,158
                                               ------------------------------------------------------------
Cost of goods sold                                    (1,872,305)       54%        (1,722,394)         82%
                                               ------------------------------------------------------------
Gross margin                                           1,576,429        46%           375,764          18%

Selling, general and administrative                   (3,029,955)                  (1,502,610)
Research and development                              (1,345,568)                  (4,513,512)
Non-cash share based compensation costs                 (617,503)                           -
Amortization of intangibles                             (114,245)                  (1,236,533)
Foreign exchange loss                                    (98,636)                    (275,489)
Investment income                                         90,797                        4,925
Interest and financing expenses                           (3,704)                  (2,307,172)
                                               ------------------------------------------------------------
Net loss                                            $ (3,542,385)                 $(9,454,627)
===========================================================================================================

Revenue. The sale of Novacor LVAS implant kits and related peripheral equipment and services accounts for all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

==============================================================================================
                                                    Three months ended      Three months ended
                                                        March 31, 2004          March 31, 2003
                                                                # of                    # of
                                                     $          Units         $         Units
-------------------------------------------------------------- -------- -------------- --------
Implant kits                                        2,985,657       51      1,583,193       31

Peripherals and other                                 463,077                 514,965
                                               ------------------------------------------------
Revenue                                             3,448,734               2,098,158
===============================================================================================

Revenue for the first quarter of 2004 increased to approximately $3.4 million representing an increase of 64% over the same quarter in 2003. Novacor LVAS Implant kit revenue increased to approximately $3.0 million in the quarter ended March 31, 2004 compared to approximately $1.6 million in the quarter ended March 31, 2003 representing an increase of 89%. Implant kits shipped for revenue in the first quarter of 2004 totaled 51 compared to 31 in the first quarter of 2003 representing an increase of 65%. The revenue per kit increased substantially for sales outside of the US and Japan due to the shift to selling direct to end customers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the first quarter of 2004 decreased to 13% of total revenue compared to 25% of total revenue for the first quarter of 2003. Hardware and equipment sales associated with first quarter Novacor LVAS sales are expected to occur in future periods.

Cost of goods sold. For the first quarter of 2004 the overall cost of sales decreased to 54% of revenue as compared to 82% in the first quarter of 2003.

This decrease was due to higher overall average implant kit per unit revenue in Europe and Canada where the Corporation now sells directly as well as a continued reduction in per unit manufacturing direct material, labour and overhead costs associated with the Corporation's concentrated effort to reduce Novacor LVAS manufacturing costs.

Despite the improvements in per unit manufacturing costs, the Corporation experienced production inefficiencies during the first quarter of 2004 on account of a shortage of certain components. This resulted in Novacor LVAS production significantly below planned levels and at higher per unit costs than anticipated. These shortages were addressed by the end of the quarter and the Corporation does not anticipate that this will be a recurring issue. Despite first quarter production being well below plan, the Corporation still anticipates production during fiscal 2004 to be 420 Novacor LVAS implant kits as planned.

Gross margin in the first quarter of 2004 increased to 46% of revenues from 18% of revenues in the first quarter of 2003. Improvement in gross margin percentage is expected to continue as the Corporation continues with its manufacturing cost reduction program and production volumes continue to increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, and insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the first quarter of 2004 increased by $1.5 million or 102% from the same period in 2003. Selling and marketing expenses increased as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the US. The comparative sales and marketing expenses for the first quarter of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses also increased with the expanded infrastructure required to support a broadened sales responsibility. The Corporation does not anticipate significant increases to selling, general and administrative costs as the European distribution operations and the related support commenced early in the quarter and the related costs are fully reflected in the results for the first quarter of 2004.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, regulatory affairs expenses and expenses for quality control with respect to prototype development.

Research and development costs in the first quarter of 2004 decreased by $3.2 million or 70% compared to the first quarter of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 56% to $1.5 million in the quarter compared to $3.4 million in the first quarter of 2003.

---------------------------------------------------------------------------------------------
                                                                Three Months Ended
                                                      ---------------------------------------
                                                            March 31,              March 31,
                                                                 2004                   2003
---------------------------------------------------------------------------------------------
Gross research and development expenses            $        1,482,159    $         3,406,883
Investment tax (credits)/provision                           (136,591)             1,106,629
                                                   ------------------------------------------

Net research and development expenses              $        1,345,568    $         4,513,512
=============================================================================================

Lower research and development costs for the first quarter of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal 2003 and the reductions are now being realized in 2004.

Investment tax credits for the first quarter totaled approximately $137,000 and relate to the Canadian federal government investment tax credit program. The Corporation recorded a provision against research and development expense in the first quarter of 2003 relating to a provincial tax credit program claim that was recorded in a prior period but was, and continues to be, under dispute. This provision was charged to research and development expense.

Share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870- "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") prospectively. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the first quarter of 2004 was approximately $617,000. The comparative cost of approximately $350,000 for the first quarter of 2003 was not recorded. The pro forma effect of these costs on net loss and basic loss per share is set out below:

------------------------------------------------------------------------------
                                                           Three months ended
                                                               March 31, 2003
------------------------------------------------------------------------------

Net loss for the period                                     $     (9,454,627)
Share-based compensation costs                                      (349,794)
                                                     -------------------------

Adjusted net loss                                           $     (9,804,421)
                                                     =========================

Reported loss per share                                     $          (3.20)
Share-based costs per share                                            (0.12)
                                                     -------------------------
Pro forma basic loss per share                              $          (3.32)
==============================================================================

Amortization of intangibles. Amortization of intangibles for the first quarter of 2004 was approximately $114,000 compared to $1.2 million for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at March 31, 2003, intangible assets totaling approximately $664,000 remain unamortized.

Foreign exchange gains and losses. The foreign exchange loss in the first quarter of 2004 related to the effect of a strengthening US dollar compared to the Canadian dollar on net monetary assets held in Canadian dollars. The foreign exchange loss for the first quarter of 2003 related to the effect of a weakening US dollar compared to the Canadian dollar on net monetary liabilities denominated in Canadian dollars.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest expense and financing costs. Interest expense and financing costs for the first quarter of 2003 consist of interest on preferred shares and loan obligations that were outstanding during the quarter as well as costs of entering into the loan obligations. In late 2003 the preferred shares were converted to common shares and warrants and the loans were repaid in full.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Corporation had cash and cash equivalents of approximately $11.9 million and net working capital of approximately $16.7 million compared to cash and cash equivalents and, short-term investments of approximately $18.1 million and net working capital of approximately $18.0 million at December 31, 2003.

Cash, cash equivalents and short-term investments decreased in the first quarter of 2004 by $6.2 million relating to an operating cash net use of $7.2 million including a net pay down of $3.5 million of accounts payable and accrued compensation, including $2.2 million to Edwards relating to a liability incurred during fiscal 2003 for the purchase of various inventory and assets. These were partially offset by the exercise of warrants during the quarter providing a cash inflow of $1.5 million. The Corporation's working capital position decreased by $1.3 million for the same period, as the decrease in cash, cash equivalents and short-term investments was offset by an increase of accounts receivable of $1.7 million associated with first quarter 2003 shipments and the aforementioned decrease in current liabilities.

The cash and cash equivalents and working capital balances at March 31, 2004 are available to fund future operations and generally meet the Corporation's cash needs through at least 2004.

The Corporation commenced a customer-funding program in 2003 whereby it provides extended payment terms and in turn sells the underlying receivables to a third-party financing institution on a non-recourse basis. The Corporation also intends to continue this program in the future thereby improving its cash flow by reducing the time to receipt of cash.

Cash totaling approximately $750,000 remains pledged against a letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 approximately $222,000 was drawn against the cash amount pledged to cover certain rent obligations and in the first quarter of 2004, the Corporation pledged back the amount drawn to restore the original pledged amount of $750,000.

OUTLOOK

External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and in March 2003 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy LVAD use. This extension is expected to result in increased payments for procedures using such devices with effect by the end of 2003. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere. Also, in 2003 and effective April 1, 2004, reimbursement in Japan for implantible VAD's was approved, of which Novacor LVAS is the only approved device.

Internal environment. WorldHeart expects to incur a progressively smaller loss from operations on a quarterly basis throughout 2004 and expects to achieve operating profitability in the fourth quarter of 2004. The Corporation anticipates that it will continue to improve its gross margin contribution through higher revenues and lower per unit manufacturing costs. Increasing revenues are expected to continue as a result of increased volume of Novacor LVAS implant kit sales and continued higher average selling prices that correspond with the Corporation's ability to now sell direct in all territories except Japan. In addition, enrollment, Novacor LVAS implant kit sales and implants under the Corporation's RELIANT Trial are expected to commence in the second quarter of 2004. RELIANT is a randomized 40 center equivalency trial where patients will receive a Novacor LVAS or Heartmate(R)XVE LVAS on a 2:1 ratio. Heartmate is the control arm. Total operating expenses are expected to increase marginally with near term investment in sales and marketing.

                               [World Heart Logo]

                                  WORLD HEART
                              TECHNOLOGY FOR LIFE


OFFICE LOCATIONS


World Heart Corporation                    World Heart Inc.
1 Laser Street                             7799 Pardee Lane
Ottawa, Ontario, Canada K2E 7V1            Oakland, California U.S.A. 94621
Tel: (613) 226-4278                        Tel: (510) 563-5000
Fax: (613) 226-4744                        Fax: (510) 563-5005


World Heart B.V.
Cereslaan 34
5384 VT HEESCH
Netherlands
Tel: +31-(0)412-487050
Fax: +31-(0)412-487055



Investor or general information enquiries:

Contact: Mark Goudie, Vice-president,
            Finance & CFO                  www.worldheart.com
Canada:  (613) 226-4278, ext:  2509        investors@worldheart.com
U.S.A. : (510) 563-4995                    communications@worldheart.com

                                                                          ITEM 4

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Roderick M. Bryden, President and Chief Executive Officer of World Heart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  May 17, 2004


/s/ Roderick M. Bryden
---------------------------------------
Roderick M. Bryden
President and Chief Executive Officer,
World Heart Corporation

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, D. Mark Goudie, Vice President, Finance and Chief Financial Officer of World Heart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: May 17, 2004


/s/ D. Mark Goudie
---------------------------------------
D. Mark Goudie
Vice President, Finance
and Chief Financial Officer,
World Heart Corporation

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  May 17, 2004                By:      /s/ Mark Goudie
                                            -----------------------------------
                                            Name:  Mark Goudie
                                            Title: Chief Financial Officer